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                                  EXHIBIT 20.1


                                 PRESS RELEASES


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             Cisco Systems to Acquire Grand Junction Networks, Inc.
        Provides Leadership Desktop Switching and Fast Ethernet Solution

SAN JOSE, CA September 27, 1995 -- Cisco Systems Inc. today announced an agreement to purchase Grand Junction Networks, Inc., the inventor and a leading supplier of Fast Ethernet (100Base-T) and Ethernet desktop switching products. The acquisition extends Cisco's LAN switch and Fast Ethernet offerings for its Cisco-Pro=81 product family to address desktop switching, a popular high-speed alternative for 10Base-T hub users.

        Cisco will acquire the privately held Grand Junction Networks in a stock swap in which five million shares of Cisco stock will be exchanged for all outstanding shares and options of Grand Junction Networks. The transaction will be accounted for as a pooling of interests. The closing price of Cisco common stock on September 26 was $69.625 per share, giving the transaction an indicated value of $348 million. The transaction is expected to be completed by the close of October, and is subject to various conditions, including clearance under the Hart-Scott-Rodino Antitrust Act.

        "Our customers are migrating from shared hubs to desktop switches faster than we anticipated and with this acquisition we can respond with a complete switched internetworking solution to the desktop," said John Chambers, president and CEO of Cisco Systems.

        Cisco's intent in acquiring Grand Junction Networks is to give users a range of LAN switching and Fast Ethernet products and to provide comprehensive desktop solutions for CiscoPro, a line of switching and remote access products targeted at small/medium businesses and individual professionals.

        "By joining forces Cisco and Grand Junction are in a strong position to shape the future of high-performance desktop connectivity," said Howard Charney, president and CEO of Grand Junction Networks. "Our customers will benefit from the union of two market leaders."

Expanded Switching Solutions

        Currently Cisco's LAN switching products address network backbone and workgroup market segments. With Grand Junction's products spanning =46ast Ethernet hubs, adapters and Ethernet switches, Cisco can now expand its presence to the desktop. As part of the CiscoFusion=81 architecture for scalable switched internetworks, these products will complement Cisco's existing EtherSwitch and Catalyst families of LAN switches.

        As the desktop division of Cisco Systems' Workgroup Business Unit, Grand Junction will focus on cost-effective, high-performance desktop solutions. All FastLink products will continue to be offered and supported
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through Grand Junction's existing world wide distribution channels and Cisco's distribution channels.

        Grand Junction developed and marketed the first Ethernet desktop switch, which provides dedicated Ethernet to the desktop. Grand Junction Networks pioneered the development of Fast Ethernet and was the first company to develop and market Fast Ethernet products. Grand Junction Networks, founded in 1992, employs 85 persons, most of them at the company's headquarters in Fremont, CA. Information about Grand Junction Networks and its products is available at World Wide Web site http://www.grandjunction.com or by phone at 510-252-0726.

        Cisco Systems is the leading global supplier of enterprise networks, including routers, LAN and ATM switches, dial-up access servers and network management software. These products, integrated by the CiscoIOS=81 software, link geographically dispersed LANs, WANs and IBM networks. Cisco news and product/service information are available at World Wide Web site http://www.cisco.com. Cisco is headquartered in San Jose, CA. Its stock is traded in the United States on NASDAQ under the symbol CSCO. Copyright 1995 Cisco Systems Inc.
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                       CISCO SYSTEMS FINALIZES AGREEMENT
                           TO ACQUIRE GRAND JUNCTION

        SAN JOSE, Calif., Nov. 6, 1995 -- Cisco Systems Inc. today announced the completion of its acquisition of Grand Junction Networks, Inc., a privately held networking company providing FastEthernet (100Base-T) and Ethernet desktop switching products.

        The acquisition follows an agreement signed on September 26, 1995 pursuant to which Cisco agreed to acquire all outstanding stock and assume all outstanding employee stock options and warrants of Grand Junction.

        The acquisition extends Cisco's switching product offerings to the rapidly-growing desktop switching segment. Grand Junction's management, employees and product line are now part of Cisco's Workgroup Business Unit, headed by Mario Mazzola, vice president and general manager.

        Grand Junction developed and marketed the first Ethernet desktop switch, which provides dedicated Ethernet to the desktop. Grand Junction Networks pioneered the development of Fast Ethernet and was the first company to develop and market Fast Ethernet products. Grand Junction Networks, founded in 1992, employed 85 persons, most of them at the company's headquarters in Fremont, CA. Information about Grand Junction Networks and its products is available on Cisco's World Wide Web site http://www.cisco.com.

        Cisco Systems is the leading global supplier of enterprise networks, including routers, LAN and ATM switches, dial-up access servers and network management software. These products, integrated by the CiscoIOS=81 software, link geographically dispersed LANs, WANs and IBM networks. Cisco news and product/service information are available at World Wide Web site http://www.cisco.com. Cisco is headquartered in San Jose, CA. Its stock is traded in the United States on NASDAQ under the symbol CSCO.

Copyright 1995 Cisco Systems Inc.